As filed with the Securities and Exchange Commission on June 29, 1999
                                                Registration No. 333-
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                   FORM S-8
                            REGISTRATION STATEMENT
                                    Under
                          The Securities Act of 1933

                           ------------------------

                         PRISM FINANCIAL CORPORATION
            (Exact name of registrant as specified in its charter)

                           ------------------------

                                   DELAWARE
                           (State of incorporation)

                                  36-4279417
                   (I.R.S. employer identification number)

                                440 N. ORLEANS
                           CHICAGO, ILLINOIS 60610
         (Address of principal executive offices, including zip code)


        PRISM FINANCIAL CORPORATION 1999 EMPLOYEE STOCK PURCHASE PLAN
        PRISM FINANCIAL CORPORATION 1999 OMNIBUS STOCK INCENTIVE PLAN
                 PACIFIC GUARANTEE MORTGAGE EQUITY VALUE PLAN
                      MORTGAGE MARKET EQUITY VALUE PLAN
                          (FULL TITLE OF THE PLANS)


                               BRUCE C. ABRAMS
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PRISM FINANCIAL CORPORATION
                                440 N. ORLEANS
                           CHICAGO, ILLINOIS 60610
                                (312) 494-0020
    (NAME, ADDRESS AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR
                                   SERVICE)

                           ------------------------


                               WITH COPIES TO:

                           RODD M. SCHREIBER, ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                            333 WEST WACKER DRIVE
                           CHICAGO, ILLINOIS 60606
                                (312) 407-0700

                           ------------------------

                           ------------------------


                       CALCULATION OF REGISTRATION FEE

                                                             Proposed
                                             Proposed        Maximum
                                Amount       Maximum         Aggregate    Amount of
     Title of Securities         to be     Offering Price    Offering    Registration
       to be Registered        Registered  per Share (6)      Price         Fee

Common Stock, par value          750,000(1)  $19 7/8         $14,906,250     $4,144
 $.01 per share
Common Stock, par value        1,500,000(2)  $19 7/8         $25,406,250     $7,063
 $.01 per share
Common Stock, par value          127,411(3)  $19 7/8          $2,532,294       $704
 $.01 per share
Common Stock, par value           53,542(4)  $19 7/8          $1,064,147       $296
 $.01 per share
   Total:                      2,430,953(5)                  $43,908,941    $12,207
=======================        ===========  ============    ============  =========

(1) Represents the number of shares of common stock, par value $.01 per share (the "Common Stock"), of Prism Financial Corporation ("Prism Financial") available for issuance under the 1999 Employee Stock Purchase Plan (the "ESPP").
(2) Represents the number of shares of Common Stock available for issuance under the 1999 Omnibus Stock Incentive Plan (the "Omnibus Plan").
(3) Represents the number of shares of Common Stock available for issuance under the Pacific Guarantee Mortgage Equity Value Plan (the "Pacific EVP").
(4) Represents the number of shares of Common Stock available for issuance under the Mortgage Market Equity Value Plan (the "Mortgage Market EVP" and, together with the ESPP, the Omnibus Plan and the Pacific EVP, the "Plans").
(5) The aggregate number of shares of Common Stock shown in the table above consists of the maximum number of shares of Common Stock which were granted pursuant to the Pacific Equity Value Plan or the Mortgage Market Equity Value Plan or which may be sold upon the exercise of options or pursuant to purchase rights which have been or hereafter may be granted under the Plans, as of the date hereof. Such maximum number of shares is subject to adjustment in certain events pursuant to the Plans. Accordingly, pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement covers, in addition to the number of shares of Common Stock shown in the table above, an indeterminate number of shares of Common Stock which may be subject to grant or otherwise issuable after the operation of the provisions of the Plans governing such adjustments.
(6) This calculation is made solely for the purpose of determining the registration fee pursuant to the provision of Rule 457(h) under the Securities Act as follows: (a) in the case of shares of Common Stock which may be purchased upon the exercise of outstanding options which have heretofore been granted, the fee is calculated on the basis of the price at which the options may be exercised; and (b) in the case of shares of Common Stock for which options have not yet been granted and purchase rights which are not yet available and the price of which is therefore unknown, or, in the case of additional securities which have previously been issued and are offered for resale, the fee is calculated on the basis of the average of the high and low sale prices per share of the Common Stock on the National Market System of the National Association of Securities Dealers Automated Quotation System (NASDAQ) as of a date (June 25, 1999) within 5 business days prior to filing this Registration Statement.

----------------------------------------------------------------------------


                               EXPLANATORY NOTE

      Prism Financial Corporation has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act, to register shares of Common Stock, issuable pursuant to the Plans.

      Under cover of this Form S-8 is a Reoffer Prospectus of Prism Financial prepared in accordance with Part I of Form S-3 under the Securities Act. This Reoffer Prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate 180,953 "restricted securities" which have been issued prior to the filings of this Registration Statement.

                                    PART I

             INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

      Prism Financial will send or give the documents containing the information specified in Part I of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the Securities Act. Prism Financial does not need to file these documents with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.



                              REOFFER PROSPECTUS

                        180,953 SHARES OF COMMON STOCK
                        OF PRISM FINANCIAL CORPORATION

      The shares of common stock, $.01 par value per share, of Prism Financial Corporation ("Prism Financial," "our company," "us," "we," "our" or "ours") offered hereby (the "Common Stock") will be sold from time to time by the person listed on the table on page 21 under the caption "Selling Stockholders" (the "Selling Stockholders"). The Selling Stockholders are current employees of our company or independent contractors providing services to our company who acquired the shares of Common Stock pursuant to the Pacific Guarantee Mortgage Equity Value Plan (the "Pacific EVP") or the Mortgage Market Equity Value Plan (the "Mortgage Market EVP").

      The sales may occur in transactions in the over-the-counter market (quoted on the Nasdaq National Market) at prevailing market prices or in negotiated transactions. We will not receive proceeds from any of these sales. We are paying the expenses incurred in registering the Shares, but all selling and other expenses incurred by each of the Selling Stockholders will be borne by that Selling Stockholder.

      Among the shares of Common Stock, there are shares which are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), before their sale under this Reoffer Prospectus. This Reoffer Prospectus has been prepared for the purpose of registering the Shares under the Securities Act to allow for future sales by the Selling Stockholders, on a continuous or delayed basis, to the public without restriction. Each Selling Stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

      Our common stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "PRFN." On June 28, 1999, the closing price of the common stock, as reported on the Nasdaq National Market, was $19 15/16 per share.

                               -----------------


      Investing in the Common Stock includes risks. For more information, please see "Risk Factors" beginning on page 9.

                               -----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS REOFFER PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                               June 29, 1999
                               -----------------


                             TABLE OF CONTENTS

                                                                           PAGE

AVAILABLE INFORMATION........................................................5
INCORPORATED DOCUMENTS.......................................................6
THE COMPANY..................................................................7
RISK FACTORS.................................................................9
SPECIAL NOTE REGARDING FORWARD -LOOKING STATEMENTS..........................20
USE OF PROCEEDS.............................................................21
SELLING STOCKHOLDERS........................................................21
PLAN OF DISTRIBUTION........................................................22
LEGAL MATTERS...............................................................22
EXPERTS.....................................................................23


                           AVAILABLE INFORMATION

      Prism Financial is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 7 World Trade Center, 13th Floor, New York, NY 10048, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including Prism Financial, that file electronically with the Commission. The address of such website is "http://www.sec.gov." In addition, you may obtain information from the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, our Common Stock is quoted on the Nasdaq National Market System. Reports, proxy statements, informational statements and other information concerning Prism Financial can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      Prism Financial intends to furnish its stockholders with annual reports containing additional financial statements and a report thereon by independent certified public accountants.

      A copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) of which this Reoffer Prospectus forms a part but which is not delivered with this Reoffer Prospectus will be provided by us without charge to any person (including any beneficial owner) to whom this Reoffer Prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Prism Financial Corporation, 440 N. Orleans, Chicago, IL 60610. Our telephone number at that location is
(312) 494-0020.

      You should only rely on the information incorporated by reference or provided in this Reoffer Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Reoffer Prospectus or any supplement is accurate as of any date other than the date on the front of this Reoffer Prospectus.

                            INCORPORATED DOCUMENTS

      The Commission allows Prism Financial to "incorporate by reference" information into this Reoffer Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Reoffer Prospectus, except for any information superseded by information in this Reoffer Prospectus.

      Prism Financial's prospectus dated May 25, 1999, filed pursuant to Rule 424(b) of the Securities Act, and Prism Financial's Registration Statement on Form 8-A, as filed with the Commission on May 19, 1999 under
Section 12 of the Exchange Act, are incorporated herein by reference. In addition, all documents we file or subsequently file under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, before the termination of this offering, are incorporated by reference.

                                THE COMPANY

      Prism Financial is a leading retail mortgage banking company engaged in the business of originating, selling and brokering residential mortgage loans. We originated $8.3 billion in loans in 1998, making us the third largest non-depository retail originator in the United States and the eleventh largest overall, after giving effect to our 1998 acquisitions for the entire year. Through our network of over 1,000 commission-only loan originators operating out of over 150 retail branches in 22 states as of May 31, 1999, and our relationships with operators of leading Internet mortgage web sites, we offer a broad array of residential mortgage products targeted primarily to high-credit-quality borrowers. We operate as both (1) a mortgage banker, underwriting, closing and funding loans, and (2) a mortgage broker, selling the loan products of over 100 different lenders. We believe that our large loan origination volume and this hybrid banker/broker structure enable us to consistently offer our customers favorable rates on a wide range of mortgage products and provide convenient, high-quality customer service.

      Since being founded in 1992, we have focused on growing our origination volume by building a retail origination network through internal growth, selective acquisitions and, recently, relationships with operators of Internet mortgage web sites.

      o Internal growth. Excluding acquisitions, our annual origination volume has grown from $15.7 million in 1992 to $3.2 billion in 1998. Since 1992 through May 31, 1999, we have opened 59 branches in 14 states, including 43 branches opened since the beginning of January 1998.

      o Growth through selective acquisitions. Since 1996 through May 31, 1999, we have completed seven acquisitions, including our most recent acquisition of First City Financial Corp. in April 1999. First City is a Denver-based mortgage banking company with approximately $1.8 billion and $385 million of mortgage originations in 1998 and the first three months of 1999, respectively. As of their acquisition dates, these seven acquisitions added over 650 loan originators operating out of 99 branches in 15 states to our existing network.

      o Internet growth. Our objective is to become the leading provider of mortgage products through the Internet. We have established strategic relationships with operators of leading Internet mortgage web sites, including Consumer Financial Network, E-Loan, GetSmart, iOwn.com, Intuit's QuickenMortgage, iQualify, Keystroke, LendingTree, Loanz.com and Microsoft's HomeAdvisor. In 1998, we originated over $122 million of the over $4.0 billion of loans generated over the Internet. We have originated approximately $125 million of loans over the Internet in the first three months of 1999.

      To support our growth, we have five principal business strategy elements. First, we focus primarily on the retail channel. This channel allows us to control the loan origination process and provides us with direct access to the consumer. Second, we leverage our banker/broker structure in order to consistently offer consumers low rates on a broad array of mortgage products. Third, we provide consumers a "one-stop" source of mortgage-related products. These mortgage-related product sales allow us to increase revenues without significant capital investment. Fourth, we employ a commission and incentive system for our loan originators and an incentive compensation system for our operations employees that is designed to motivate them to maximize loan volume and profitability while simultaneously creating a variable cost structure for us which is adaptable to changes in origination volume. Last, we recruit highly-skilled employees with mortgage industry experience and seek technologies and process improvements that streamline the origination process to ensure the continuous delivery of superior customer service.

      In 1998, mortgage origination volume in the U.S. reached a record high of $1.5 trillion, compared to $834 billion for 1997. Demand for mortgage products in recent years has been favorably affected by low interest rates, low unemployment rates, increasing wages, high consumer confidence and strong housing starts and home sales. The retail origination market of the mortgage banking industry is highly fragmented. According to the National Association of Mortgage Brokers, approximately 20,000 mortgage brokers were operating in the U.S. in 1998, although we believe only a limited number originated mortgages nationwide.

      During the past 18 months, the Internet has been emerging as a major source of mortgage originations. Industry analysts predict that Internet mortgage originations will grow from over $4.0 billion in 1998 to nearly $100.0 billion by 2003 as borrowers recognize the convenience and benefits of shopping for a mortgage from the comfort of their home or office. Capturing market share on the Internet will be dependent upon access to consumers and the ability to consistently provide broad product offerings at competitive rates.

      Our executive offices are located at 440 North Orleans, Chicago, IL 60610; our telephone number is (312) 494-0020 and our facsimile number is
(312) 494-0273.

                                 RISK FACTORS

            Investing in the Common Stock includes risks. For more information, please see "Risk Factors" beginning on page 9.

                                 RISK FACTORS

      You should carefully consider the following risks before deciding whether to buy our common stock. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED; OUR HISTORICAL GROWTH RATES ARE NOT LIKELY TO REFLECT OUR FUTURE GROWTH

      We have experienced rapid growth since our formation in 1992. Our revenues have grown from approximately $200,000 in 1992 to $90.8 million in 1998. Our workforce has grown from five employees to 1,462 employees during the same period. We intend to continue to grow by adding new loan originators, opening new branches, making strategic acquisitions and building our Internet origination capabilities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees, including management. There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. Our failure to manage growth effectively, or our inability to recruit, maintain and integrate additional qualified employees, could have a material adverse effect on our business and results of operations. In addition, due to our rapid growth and recent acquisitions, our historical growth rates are not likely to accurately reflect our future growth rates or our growth potential. We cannot assure you that our future revenues will increase or that we will continue to be profitable.

POOR ECONOMIC CONDITIONS AFFECTING THE MORTGAGE INDUSTRY COULD REDUCE THE DEMAND FOR MORTGAGES

      Demand for mortgages will be adversely affected by periods of economic slowdown or recession which may be accompanied by rising interest rates, decreasing demand for consumer credit, declining home sales, declining real estate values and declining ability of borrowers to make loan payments. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types originated by us less attractive to borrowers or investors because, among other things, the actual rates of delinquencies and foreclosures on those loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. A material decline in the volume of sales of residential real estate could also have a material adverse effect on our business and results of operations. While demand for mortgages in the U.S. increased approximately 80% from 1997 to 1998, industry analysts have reported their expectation that demand for mortgages in 1999 will decrease from 1998 levels.

      Rising interest rates, which typically accompany an economic slowdown, may also adversely affect demand for refinancings. Since January 1995, significant declines in interest rates have produced significant levels of refinance activity, in general, and for us in particular. If interest rates stabilize or rise even moderately, our refinance loan origination volume is likely to be adversely affected. We estimate that during the year ended December 31, 1998, approximately 54% of our of mortgage loan origination volume were refinancings of first mortgage loans.

THE LOSS OF KEY PURCHASERS OF OUR LOANS OR SERVICING RIGHTS OR A REDUCTION IN PRICES PAID COULD ADVERSELY AFFECT OUR ABILITY TO PROFITABLY SELL OUR LOANS AND SERVICING RIGHTS

      We currently sell substantially all of the loans we fund to independent whole loan or bulk loan buyers and sell the accompanying servicing rights to approved servicers. The premium income generated from these sales represents a primary source of our revenues and earnings. Further, we are dependent on the cash generated from sales of mortgages and servicing rights to fund our future loan closings and repay borrowings under our credit facilities. In 1998, we sold over 60% of the loans funded by our mortgage bank to two large, national companies, one of which directly competes with us for retail originations. In addition, in 1998, we sold over 65% of our servicing rights to the same company that is a competitor of ours and buys a substantial portion of our loans. In the event that any purchasers of a significant amount of loans and/or servicing rights (1) ceases to buy our loans and/or servicing rights and equivalent purchasers could not be identified on a timely basis, (2) lowers the price it pays to us or (3) adversely changes the material terms by which it currently makes purchases, our business and results of operations would be materially adversely affected.

      The prices for which we are able to sell our loans vary from time to time and may be materially adversely affected by several factors, including, without limitation, the following:

      o     any reduction in the number of potential buyers of our loans;

      o     any increase in the amount of similar loans available for sale;

      o     increased prepayments of, or defaults under, loans in general;

      o     the types and volume of loans being sold by us;

      o     the level and volatility of interest rates; and

      o     the quality of loans previously sold by us.

      The prices for which we are able to sell our mortgage servicing rights vary from time to time and may be materially adversely affected by a number of factors, including the general supply of and demand for mortgage servicing rights and changes in interest rates. Servicing rights for a particular loan category originated with higher interest rates tend to have a lower value than those originated with comparatively lower interest rates.

      A reduction in the size of the secondary market for the types of loans funded by us may adversely affect our ability to sell loans and servicing rights in the secondary market, and accordingly adversely impact our profitability and ability to fund future loan closings. Any decrease in the prices paid to us upon the sale of our loans or servicing rights could materially adversely affect our business and results of operations.

IF WE ARE UNABLE TO MAINTAIN ADEQUATE CREDIT FACILITIES OR ACCESS TO FUNDS, OUR ABILITY TO MAKE LOANS WILL BE LIMITED

      We fund substantially all of our loans through borrowings under our credit facilities and through repurchase agreements and, to a lesser extent, through internally generated funds. We repay borrowings under our credit facilities with the proceeds received from sales of loans and servicing rights. If we are unable to renew or replace our credit facilities or repurchase agreements on adequate terms, are unable to comply with the terms of our credit facilities or repurchase agreements, including the financial and other covenants, or are unable to increase our credit facilities or expand our repurchase agreements if required for future growth, our business and results of operations could be materially adversely affected. If we cannot successfully maintain our existing credit facilities or replace them with comparable financing sources, we may be required to curtail our loan origination activities, which would have a material adverse effect on our business and results of operations. Our principal credit facility provides us with a current aggregate borrowing amount of $250.0 million, which amount may be increased to $400.0 million, is renewable annually and expires on March 29, 2000.

THE PROFITABILITY OF OUR LOANS HELD FOR SALE COULD BE NEGATIVELY AFFECTED BY AN INCREASE IN INTEREST RATES

      The value of our loans is based, in part, on market interest rates, and we may experience losses on loan sales if interest rates change rapidly or unexpectedly. If interest rates rise after we fix a price for a loan but before we sell the loan in the secondary market, the value of that loan will decrease. If the amount we receive from originating and selling the loan is less than our cost of borrowing to finance the loan, we could incur net losses and our business and operating results could be adversely affected. Although we typically know approximately how long we will keep a loan after funding, there may be unexpected delays which could increase our interest rate exposure. While we use various hedging strategies to provide some protection against interest rate risks, no hedging strategy can completely protect us. The nature and timing of hedging transactions may influence the effectiveness of hedging strategies and poorly designed strategies or improperly executed transactions may increase rather than decrease risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the hedges that we make will adequately offset the risks of interest rate volatility or that our hedges will not result in losses.

IF WE DO NOT PROPERLY EXECUTE OUR ACQUISITION STRATEGY, INCLUDING SUCCESSFULLY INTEGRATING OUR ACQUIRED COMPANIES, OUR BUSINESS MAY SUFFER

      A key element of our growth strategy is to expand our operations through selective acquisitions of independent mortgage brokers and bankers. Substantial competition exists for acquisition opportunities in the mortgage industry. This competition could result in an increase in the price of, and a decrease in the number of, attractive acquisition targets. As a result we may not be able to successfully acquire attractive targets on terms that we deem acceptable. In addition, we cannot assure you that we will be able to obtain the additional financing we may need for our acquisition program on terms that we deem acceptable. Acquisitions may also involve a number of special risks, including adverse short-term effects on our results of operations, dilution resulting from issuances of our common stock, diversion of management's time, strain on our financial and administrative infrastructure, difficulties in integrating acquired businesses and personnel, loss of personnel and unanticipated legal liabilities. We cannot assure you that we will be able to overcome these acquisition risks or that they will not adversely affect our business and results of operations.

IF WE LOSE OUR KEY PERSONNEL, WE MAY NOT BE ABLE TO REPLACE THEM WITH HIGHLY EXPERIENCED PERSONNEL

      Our future success depends to a significant extent on the continued services of our senior management, particularly Bruce C. Abrams, Mark A. Filler, Terry A. Markus, William D. Osenton and Martin E. Francis, our Chairman and Chief Executive Officer, President, President of Prism Illinois, President of Pacific Guarantee and President of Mortgage Market, respectively. The loss of the services of Mr. Abrams, Mr. Filler, Mr. Markus, Mr. Osenton, Mr. Francis or other key employees, could have a material adverse effect on our business and results of operations. We do not maintain "key person" life insurance for any of our personnel.

IF WE CANNOT ATTRACT OR RETAIN QUALIFIED LOAN ORIGINATORS, OUR ABILITY TO MAINTAIN AND INCREASE OUR ORIGINATION VOLUME WILL BE ADVERSELY AFFECTED

      We depend on our loan originators to generate customers by, among other things, developing relationships with consumers, real estate agents and brokers, builders, corporations and others, leading to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. In addition, our growth strategy contemplates hiring additional loan originators. The market for skilled loan originators is highly competitive and historically has experienced a high rate of turnover. Competition for qualified loan originators may lead to increased costs for such loan originators. If we are unable to attract or retain a sufficient number of skilled loan originators or even if we are able to retain loan originators but our costs increase, our business and results of operations could be adversely affected.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

      We face competition in the business of originating and selling mortgage loans. Low barriers to entry result in a steady stream of new competitors entering the traditional mortgage market and the Internet mortgage market. In addition, the nature of the mortgage industry is changing as mortgage products are becoming more commodity-like in nature due to, among other factors, price and visibility on the Internet. Mortgage companies must be able to offer a broad range of attractively priced products to remain competitive. We compete with a wide range of other mortgage lenders, including:

      o     other mortgage banks;

      o     commercial banks, savings and loan associations;

      o     credit unions;

      o     insurance companies and other finance companies; and

      o     Internet mortgage web sites.

      Many of these competitors or potential competitors are better established, substantially larger and have more capital and other resources than we do. If we expand into additional geographical markets, we will face competition from consumer lenders with established positions in those markets. In the future, we may also face competition from government-sponsored entities, such as Fannie Mae and the Federal Home Loan Mortgage Corporation. Competition may lower the rates we can charge borrowers, thereby potentially lowering the amount of premium income on future loan sales and sales of servicing rights. Increased competition may also reduce the volume of our loan originations and loan sales. We cannot assure you that we will be able to compete successfully in this evolving market.

IF WE ARE UNABLE TO IMPLEMENT OUR INTERNET STRATEGY SUCCESSFULLY, OUR ABILITY TO GROW OUR OVERALL ORIGINATION VOLUME MAY BE NEGATIVELY AFFECTED

      A portion of our growth is dependent on our ability to originate loans on the Internet. Our Internet success will depend, in part, on the development and maintenance of the Internet's infrastructure and consumer acceptance of it as a distribution channel for mortgages. There can be no assurance that consumers will increase their use of the Internet for obtaining mortgage loans. In order to grow our loan volume on the Internet, we are dependent on relationships with operators of Internet mortgage web sites to capture some of the on-line mortgage growth. However, our ability to significantly increase the number of loans we originate over the Internet and to continue to originate loans profitably through the Internet remains uncertain. In addition, many of our agreements with Internet mortgage web sites can be terminated with notice by either party. Our business and results of operations may be materially, adversely affected by the termination of these agreements.

CHANGES IN EXISTING GOVERNMENT SPONSORED AND FEDERAL MORTGAGE PROGRAMS COULD MAKE SELLING OUR LOANS IN THE SECONDARY MARKET MORE DIFFICULT

      Our ability to generate revenue through the sale of mortgages is largely dependent upon the continuation of programs administered by Fannie Mae, the Federal Home Loan Mortgage Corporation and others which facilitate the issuance of mortgage-backed securities. A portion of our business is also dependent upon the continuation of various programs administered by the Federal Housing Administration and the Veterans Administration. Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on our business and results of operations.

OUR NON-PRIME MORTGAGE BUSINESS SUBJECTS US TO GREATER RISKS THAN OUR PRIME BUSINESS

      Lenders in the non-prime mortgage banking industry make loans to borrowers who have impaired or limited credit histories or higher debt-to-income ratios than traditional mortgage lenders allow. For the year ended December 31, 1998, only approximately 3% of the dollar amount and 5% of the total number of our loans originated were categorized as non-prime. However, our dependence on this class of borrowers, and exposure to the greater risks inherent to non-prime mortgage loans, may increase if we determine to increase our focus on these loan programs. The non-prime mortgage banking industry is a riskier business than the conforming mortgage business because product offerings for non-prime mortgages frequently change which may make selling a non-prime loan in the secondary market more difficult. If non-prime lending becomes a more significant part of our business, our failure to adequately address these and other related risks could have a material adverse effect on our business and results of operations.

WE MAY BE REQUIRED TO RETURN PROCEEDS OBTAINED FROM THE SALE OF LOANS

      When we sell a loan to an investor, we are required to make unqualified representations and warranties regarding the loan, the borrower and the property. These representations are made based in part on our due diligence and information provided to us by borrowers and others. If any of these representations or warranties are later determined not to be true, we may be required to repurchase the loan from the investor or indemnify the investor for any damages caused by the breach of such representation or warranty. In connection with some non-prime loan sales, we may be required to return a portion of the premium paid by the investor for the loan if the loan is prepaid within the first year after its sale. If, to any significant extent, we are required to repurchase loans, indemnify investors or return loan premiums, it could have a material adverse effect on our business and results of operations.

BECAUSE OUR ORIGINATION VOLUME IS GEOGRAPHICALLY CONCENTRATED, OUR BUSINESS MAY BE ADVERSELY AFFECTED BY DEVELOPMENTS IN INDIVIDUAL MARKETS

      In 1998, approximately 39%, 28% and 21% of our mortgage loan originations, as measured by principal balances, were secured by property located in California, Illinois and the Pacific Northwest, respectively, after giving effect to our 1998 acquisitions for the entire year. Should these states or their surrounding regions experience adverse economic, political or business developments or suffer natural disasters, our ability to originate loans would be reduced, and the rates of delinquency and foreclosure on loans we originate would be higher, than if we had greater geographic diversification. Moreover, if any of these states' or if the region's real estate markets should experience an overall decline in property values, the rates of delinquency, foreclosures, bankruptcies and losses on the loans we originate may be expected to increase substantially, which could negatively affect our ability to originate loans or to sell our loans and servicing rights. Unless and until we achieve greater geographic diversification, any disproportionate economic downturn in these areas could have a material adverse effect on our business and results of operations.

WE MAY NOT ATTAIN ANALYSTS' AND INVESTORS' EXPECTATIONS DUE TO ADVERSE FACTORS

      Our quarterly revenues and net earnings have fluctuated in the past and are expected to fluctuate in the future as a result of a number of factors, including the following:

      o size and timing of sales of loans and servicing rights, as a delay in a loan sale from one quarter to the subsequent quarter may lower revenues in the quarter from which the sale was delayed;

      o size and timing of acquisitions and internal expansion, as the timing will impact the future amount of revenues, goodwill and other expenses recorded by us;

      o the volatility of interest rates, as volatile interest rates could impact our ability to profitably originate and sell loans, particularly if our hedging strategy is ineffective;

      o the level of interest rates, as origination volume, particularly with respect to refinancings, is interest rate sensitive;

      o the relative volume of mortgage loan originations, as a decrease in the relative volume of originations from one quarter compared to a subsequent quarter could negatively affect the revenues in the quarter with the lower origination volume;

      o our ability to offer competitive rates, as our failure to offer competitive rates may lower our origination volume for a particular quarter; and

      o changes in market rates for origination and processing fees, as a decrease in these fees would lower our quarterly revenue from these sources.

      In addition, a delay in closing a sale of loans or servicing rights would postpone recognition of premium income on these sales to a subsequent quarter. Unanticipated delays in closing a sale of loans or servicing rights could also increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowings under our credit facilities are outstanding. If we are unable to profitably sell a sufficient number of loans or servicing rights in a particular reporting period, our revenues for that period would decline. As a result, we could report lower net earnings or a loss reported for that period. Our quarterly earnings will also be affected by:

      o the timing of acquisitions and the recognition of costs associated with those acquisitions;

      o the generally lower initial profitability of newly opened branches compared to mature branches; and

      o     the success of our hedging strategy.

      These factors, among others, make it possible that in some future quarter our results of operations may be below the expectations of securities analysts and investors, which could have a material adverse effect on the price of our common stock.

OUR DEPENDENCE ON INFORMATION SYSTEMS MAY RESULT IN COMPUTER PROBLEMS CAUSED BY THE YEAR 2000

      Our business is highly dependent on communications and information systems. Any failure or interruption of our systems or third party systems on which we rely could cause underwriting or other delays. Such failures or interruptions may result from the inability of computing systems to recognize the year 2000. We cannot assure you that these year 2000 issues have been or will be adequately addressed by us or the third parties on which we rely, or that any such failures or interruptions will not occur. The occurrence of any failures or interruptions could have a materially adverse effect on our business and results of operations.

MORTGAGE BROKERAGE REGULATIONS OR OTHER GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT THE METHOD BY WHICH WE CONDUCT OUR BUSINESS OR REDUCE THE NUMBER OF LOANS WE ORIGINATE

      Most states have laws and regulations governing the registration or licensing and conduct of persons providing mortgage brokerage services. Such laws and regulations also typically require certain consumer protection disclosures and compliance with loan solicitation procedures and a variety of other practices, throughout the various stages of the mortgage solicitation, application and approval process.

      In addition to state law, mortgage brokerage services are heavily regulated by federal law. For example, the Real Estate Settlement
Procedures Act, prohibits the payment and receipt of mortgage loan referral fees. The act, however, does permit persons to be compensated for the fair market value of non-referral services actually rendered.

      Failure to comply with these requirements can lead to civil and/or criminal liability, loss of approved status, demands for indemnification or loan repurchases from buyers in the secondary market, rights of rescission for mortgage loans, class action lawsuits and administrative and enforcement actions.

      In addition, members of Congress, government officials and political candidates from time to time have suggested the elimination of or further limitation on the mortgage interest deduction for federal income tax purposes based on borrower income, type of loan or principal amount. Some of our loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs. The competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by this government action.

      Although we believe that we are currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, we cannot assure you that we are, or will be, in full compliance with current laws, rules and regulations; that more restrictive laws, rules and regulations will not be adopted or promulgated; that existing laws and regulations will not be interpreted in a more restrictive manner, which could make compliance substantially more difficult or expensive; or that new laws reducing or eliminating some of the benefits of purchasing a mortgage will not be enacted. If we are unable to comply with those laws or regulations or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected.

IF IN THE FUTURE WE DECIDE TO SECURITIZE AND/OR RETAIN THE SERVICING RIGHTS OF OUR LOANS, WE WOULD BE SUBJECT TO ADDITIONAL RISKS THAT WE DO NOT CURRENTLY FACE

      We currently do not securitize the loans that we originate, but rather sell them to the secondary market. However, in the future if the prices offered in the secondary market for our loans are significantly lower than what we could receive through securitization, we would consider securitizing our loans. If we began securitizing our loans, we would be subject to numerous additional risks, including:

      o     decreased operating cash flow;

      o     conditions in the general securities and securitization markets;

      o     the need to obtain satisfactory credit enhancements;

      o the potential of having to write down the value of retained residual interests as a result of inaccurate projections regarding the fair value of the residual interest; and

      o     increased potential for earnings fluctuations.

Except during the short period of time before a loan is sold, we also do not retain the servicing rights to the loans we originate. We sell the servicing rights at the same time we sell the loan. However, we would consider retaining the servicing rights to our loans if we believed that their value was significantly greater than secondary market buyers were then willing to pay. If we started retaining the servicing rights to our loans, we would be subject to numerous additional risks, including:

      o     decreased operating cash flow; and

      o the potential of having to write down the value of the servicing rights through a charge to earnings, particularly as a result of changing interest rates and alternative financing options which lead to increased prepayments.

If we determined to securitize and/or retain the servicing rights to our loans, and we did not adequately address the above mentioned and other related risks, they could have a material adverse effect on our business and results of operations.

PENDING INDUSTRY-WIDE LITIGATION COULD CHANGE THE MANNER IN WHICH WE DO BUSINESS AND SUBJECT US TO POTENTIAL LIABILITY

      Numerous lawsuits seeking class certification have been filed against mortgage lenders alleging that a type of direct and indirect payments to mortgage brokers by those lenders violate the Real Estate Settlement Procedures Act. These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers and allege that various forms of direct and indirect payments to mortgage brokers are referral fees or unearned fees prohibited under RESPA, or that consumers were not informed of the brokers' compensation, in violation of law. Several federal district courts construing RESPA in these cases have reached conflicting results. In the only appellate decision addressing the issue to date, the United States Court of Appeals for the Eleventh Circuit in Culpepper v. Inland Mortgage Corporation reversed the lower court's summary judgment in favor of the lender defendant on the grounds that the lender had failed to establish that the indirect payment in the form of a "yield spread premium" made to a broker in a particular transaction was not a referral fee prohibited by RESPA. The case was remanded to the district court for further proceedings. The Department of Housing and Urban Development, acting upon Congress' direction, issued a policy statement in January 1999 setting forth its position that the legality of lender payments to mortgage brokers depends on a case-by-case analysis that takes into consideration all direct and indirect compensation received by the mortgage broker to determine whether
(1) goods or facilities have been actually furnished or services performed for the compensation paid, and (2) the compensation is reasonably related to the value of the goods or facilities actually furnished or services actually performed.

      We receive various forms of direct and indirect payments from lenders for loans we broker. If the pending cases on lender payments to brokers are ultimately resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. In addition, future legislation, regulatory interpretations or judicial decisions may require us to change our broker compensation programs or subject us to material monetary judgments or other penalties. Any changes or penalties may have a material adverse effect on our business and results of operations.

YOU MAY NOT BE ABLE TO TRADE OUR COMMON STOCK IF AN ACTIVE TRADING MARKET IS NOT SUSTAINED

      We cannot assure you that an active public market for our common stock will be sustained now that we are a public company or that the market price of our common stock will not decline.

THE VALUE OF YOUR INVESTMENT MAY BE SUBJECT TO SUDDEN DECREASES DUE TO THE POTENTIAL VOLATILITY OF THE PRICE FOR OUR COMMON STOCK

      The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including the following:

      o     actual or anticipated fluctuations in our operating results;

      o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

      o     the operating and stock performance of our competitors;

      o announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

      o     changes in interest rates;

      o     additions or departures of key personnel; and

      o     future sales of our common stock.

      In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

      In the past, stockholders have often brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

OUR OFFICERS ELECT ALL OF OUR DIRECTORS AND CONTROL STOCKHOLDER VOTES; YOUR INTERESTS MAY NOT BE THE SAME AS THOSE OF OUR OFFICERS

      Our officers and directors beneficially own approximately 67% of our outstanding common stock. These persons will own approximately 65% if the underwriters' over-allotment option, which is exercisable until June 23, 1999, is exercised in full. As a result, if acting together, these stockholders will have the ability to control the outcome to all matters requiring stockholder approval including:

      o     the election and removal of directors;

      o     amendments to our charter; and

      o any merger, sale of all or substantially all of our assets or other major corporate transactions.

      Such control could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected.

POSSIBLE FUTURE SALES OF OUR COMMON STOCK BY OUR OFFICERS AND OTHERS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECREASE AND MAKE EQUITY CAPITAL RAISING MORE DIFFICULT

      Sales of significant amounts of our common stock or the perception that such sales will occur could adversely affect the market price of our common stock or our future ability to raise capital through an offering of equity securities. We currently have outstanding 14,625,171 shares of Common Stock of which the 2,500,000 shares of Common Stock sold in our initial public offering are freely tradable without restriction or further registration under the federal securities laws unless they were purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act. The 12,125,171 remaining shares of outstanding Common Stock, representing approximately 83% of the outstanding Common Stock upon completion of our initial public offering, are "restricted securities" under the Securities Act, subject to restrictions on the timing, manner and volume of sales of those shares.

      Our directors, officers and all of our current stockholders immediately prior to our initial public offering have agreed for a period ending on November 21, 1999, that they will not, without the prior written consent of William Blair & Company, L.L.C., directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our Common Stock, other than shares acquired in our initial public offering. Subject to the preceding lock-up agreements, holders of up to 11,944,218 shares of Common Stock will have the right to request the registration of their shares under the Securities Act. Upon the effectiveness of that registration, all shares covered by that registration statement will be freely transferable. The registration statement on Form S-8 under the Securities Act of which this Reoffer Prospectus forms a part, covers approximately 2.4 million shares of Common Stock reserved for issuance under the Plans. Accordingly, subject to applicable vesting requirements and exercise with respect to options, shares registered under this registration statement will be available for sale in the open market immediately after the lock-up agreements expire on November 21, 1999.

OUR ABILITY TO MEET OUR PAYMENT OBLIGATIONS IS DEPENDENT UPON DISTRIBUTIONS FROM OUR SUBSIDIARIES, BUT OUR SUBSIDIARIES' ABILITY TO MAKE DISTRIBUTIONS IS LIMITED BY LAW AND SEVERAL CONTRACTUAL AGREEMENTS

      Prism Financial is a holding company, the principal assets of which is the shares of the capital stock of Prism Mortgage. As a holding company without independent means of generating operating revenue, Prism Financial will depend on dividends and other payments from Prism Mortgage to fund its obligations and meet its cash needs. Prism Financial's expenses may include salaries of its executive officers, insurance, professional fees and service of indebtedness that may be outstanding from time to time. Financial covenants under existing or future loan agreements of Prism Mortgage or its subsidiaries, or provisions of the laws of the states where Prism Mortgage or its subsidiaries are organized, may limit Prism Mortgage's ability to make sufficient dividend or other payments to permit Prism Financial to fund its obligations or meet its cash needs, in whole or in part. By virtue of Prism Financial's holding company status, its common stock will be structurally junior in right of payment to all existing and future liabilities of Prism Mortgage and its subsidiaries.

ANTI-TAKEOVER PROVISIONS AFFECTING US COULD PREVENT OUR STOCKHOLDERS FROM OBTAINING A CHANGE OF CONTROL PREMIUM FOR THEIR SHARES OF OUR COMMON STOCK

      Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control that a stockholder may consider favorable. The provisions in our charter documents include the following:

      o a classified board of directors pursuant to which our directors are divided into three classes, with three-year staggered terms;

      o the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

      o stockholder action to be taken only at a special or regular meeting; and

      o advance notice procedures for nominating candidates to our board of directors.

      The foregoing provisions could have the effect of delaying, deferring or preventing a change in control of Prism Financial; discourage bids for our common stock at a premium over the market price; or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. We are subject to certain Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates," and other phrases of similar meaning are considered to imply uncertainty and are forward- looking statements.

      Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements throughout this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in:

      o     this prospectus;

      o     the materials referred to in this prospectus;

      o     the materials incorporated by reference into this prospectus; and

      o     our press releases.

      We cannot guarantee our future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                              USE OF PROCEEDS

      Prism Financial will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                             SELLING STOCKHOLDERS

      The shares of Common Stock of Prism Financial to which this Reoffer Prospectus relates are being registered for reoffers and resales by the Selling Stockholders, who acquired or will acquire the shares of Common Stock pursuant to the Plans as employees of Prism Financial. The Selling Stockholders may resell all, a portion or none of such shares of Common Stock from time to time. The table below sets forth with respect to each Selling Stockholder, based upon information available to us as of May 31, 1999, the number of shares of Common Stock owned, the number of Shares registered by this Reoffer Prospectus and the number and percent of outstanding shares of Common Stock that will be owned after the sale of the registered shares of Common Stock assuming the sale of all of the registered shares of Common Stock. The persons listed in the table are employees of Prism Financial or independent contractors who provide services to Prism Financial.

                       Number of                        Shares Owned
                        Shares          Shares       After the Offering
Selling Stockholders   Owned (1)     Registered (1)   Number  Percent
--------------------   ---------     --------------   ------  -------
Robert Siefert          62,530          17,638        44,892      *
Carol Asnault           12,999          12,999             0      *
Carole Lombard          14,769          14,769             0      *
Susan Moore              6,404           6,404             0      *
Michael Hillman         11,494          11,494             0      *
Aaron Mann              18,374          18,374             0      *
Flora Merigian           4,240           4,240             0      *
Jim Boyer               10,573          10,573             0      *
John Hoffman             4,880           4,880             0      *
Diane Meridith           2,573           2,573             0      *
Bahar Erler              6,198           6,198             0      *
Genevie Krieger          4,856           4,856             0      *
Kelley Hogan             3,038           3,038             0      *
Ken Williamson           4,547           4,547             0      *
Tom Roberts              2,392           2,392             0      *
Jim Lowenstein           2,436           2,436             0      *
Blake Rice               8,923           8,923             0      *
Anette Holterhoff        8,923           8,923             0      *
Timm Ready               8,923           8,923             0      *
Laurie Hansen            8,923           8,923             0      *
Tom Hestmark             8,923           8,923             0      *
Marie Bentley            8,923           8,923             0      *

* = less than one percent.

(1)Includes shares of our Common Stock issuable to the Selling Stockholders under the Plans, whether or not exercisable as of, or within sixty days of, the date of this Reoffer Prospectus.

      The information provided in the table above with respect to the Selling Stockholders has been obtained from such Selling Stockholders. Except as otherwise disclosed above or in documents incorporated herein by reference, the Selling Stockholders have not within the past three years had any position, office or other material relationship with our company. Because the Selling Stockholders may sell all or some portion of the shares of Common Stock beneficially owned by them, only an estimate (assuming the Selling Stockholder sells all of the shares offered hereby) can be given as to the number of shares of Common Stock that will be beneficially owned by the Selling Stockholders after this offering. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares of Common Stock beneficially owned by them, all or a portion of the shares of Common Stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

                             PLAN OF DISTRIBUTION

      Each Selling Stockholder may sell his or her shares of Common Stock for value from time to time under this Reoffer Prospectus in one or more transactions on Nasdaq, in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Stockholders may effect such transactions by selling the shares of Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

      Each Selling Stockholder and any broker-dealers that participate in the distribution of the shares of Common Stock may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

      In addition to any shares of Common Stock sold hereunder, the Selling Stockholders may, at the same time, sell any shares of Common Stock, including the shares of Common Stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this Reoffer Prospectus.

      There is no assurance that the Selling Stockholders will sell all or any portion of the shares of Common Stock offered.

      We will pay all expenses in connection with this offering and will not receive any proceeds from sales of any shares of Common Stock by the Selling Stockholders.

                               LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for Prism Financial by Skadden, Arps, Slate, Meagher & Flom (Illinois).

                                  EXPERTS

      The consolidated financial statements of Prism Financial and its subsidiaries as of December 31, 1998 and for the year then ended incorporated by reference in this prospectus from Prism Financial's Registration Statement No. 333-74883 on Form S-1 have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, which such report is incorporated by reference, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Prism Financial and its subsidiaries as of December 31, 1997 and each of the years in the two-year period ended December 31, 1997 incorporated by reference in this prospectus from Prism Financial's Registration Statement No. 333-74883 on Form S-1 have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report incorporated by reference into this prospectus and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

      The financial statements of Mortgage Market as of December 31, 1997 and for the year then ended incorporated by reference in this prospectus from Prism Financial's Registration Statement No. 333-74883 on Form S-1 have been audited by Stefani & Matthews, L.L.P., independent auditors, as stated in their report incorporated by reference into this prospectus and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

      The financial statements of Pacific Guarantee as of December 31, 1997 and for the year then ended incorporated by reference in this prospectus from Prism Financial's Registration Statement No. 333-74883 on Form S-1 have been audited by Clay L. Miller, certified public accountant, independent auditor, as stated in his report incorporated by reference into this prospectus and have been so incorporated by reference in reliance upon his report given upon his authority as an expert in accounting and auditing.

      The financial statements of Pacific Guarantee as of December 31, 1996 and for the year then ended incorporated by reference in this prospectus from Prism Financial's Registration Statement No. 333-74883 on Form S-1 have been audited by William M. Stoll, certified public accountant, independent auditor, as stated in his report incorporated by reference into this prospectus and have been so incorporated by reference in reliance upon his report given upon his authority as an expert in accounting and auditing.

                                  PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

      The following documents filed with the Securities and Exchange Commission (the "Commission") by the registrant, Prism Financial
Corporation, a Delaware corporation ("Prism Financial"), pursuant to the Exchange Act, are incorporated by reference in this registration statement:

      (1) Prism Financial's prospectus filed with the Commission under Rule 424(b) under the Securities Act, in connection with Registration Statement No. 333-74883 filed with the Commission on March 23, 1999, as amended by filings on April 1, 1999, April 29, 1999, May 14, 1999, May 19, 1999, and
May 21,1999.

      (2) The description of Prism Financial's outstanding Common Stock contained in Prism Financial's Registration Statement on Form 8-A filed with the Commission on May 19, 1999, under Section 12 of the Exchange Act, including any amendment or report filed to update the description.

      All documents subsequently filed by Prism Financial pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

ITEM 4.     DESCRIPTION OF SECURITIES.

      Not applicable.

ITEM 5.     INTERESTS OF NAMED EXPERTS AND COUNSEL.

      Not applicable.

ITEM 6.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of Delaware Law authorizes a court to award or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities arising under the Securities Act and to provide for the reimbursement of expenses incurred.

      As permitted by the Delaware Law, Article VIII of our Amended Bylaws provides that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware Law, subject to very limited exceptions; (2) we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Amended Certificate, our Amended Bylaws or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware Law, subject to very limited exceptions; and (4) the rights conferred in the Amended Bylaws are not exclusive. As permitted by the Delaware Law, our Amended Certificate includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability
(1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware Law (regarding payments of dividends; stock purchases or redemptions which are unlawful) or (4) for any transaction from which the director derived an improper personal benefit. This provision in the Amended Certificate does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      Under Article VIII, Section 8, of our Amended Bylaws, we are authorized to, and have purchased, insurance covering our directors and officers against liability asserted against them in their capacity as officers or directors. In addition, we have entered into indemnification agreements with our directors, pursuant to which, under certain circumstances, we are required to indemnify and advance expenses to such director.

ITEM 7.     EXEMPTION FROM REGISTRATION CLAIMED.

      The securities that are to be reoffered or resold pursuant to this registration statement were issued to employees of Prism Financial pursuant to employee benefit plans maintained by Prism Financial in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereto and/or Rule 701 thereunder.

ITEM 8.     EXHIBITS.

      A list of exhibits is set forth on the Exhibit Index which immediately precedes the exhibits and which is incorporated by reference herein.

ITEM 9.     UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

            (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (1) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1) and (a)(2) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Prism Financial pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (d) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (e) Request for Acceleration of Effective Date or Filing of Registration Statement on Form S-8. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES

      The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on this 28th day of June, 1999.

                                   PRISM FINANCIAL CORPORATION
                                   (Registrant)


                                   By:    /s/  David A. Fisher
                                          -------------------------------
                                          David A. Fisher
                                          Senior Vice President and Chief
                                          Financial Officer


                             POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce C. Abrams, Mark A. Filler and David A. Fisher, and each of them, his true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 28th day of June 1999.


     NAME                          TITLE                          DATE

     /s/ Bruce C. Abrams        Chairman and Chief           June 28, 1999
     -------------------         Executive Officer
     Bruce C. Abrams             (Principal Executive
                                 Officer)


     /s/ David A. Fisher        Chief Financial Officer      June 28, 1999
     ----------------------      and Senior Vice President
     David A. Fisher             (Principal Financial Officer)


     /s/ James P. Hayes          Controller (Principal       June 28, 1999
     ----------------------       Accounting Officer)
     James P. Hayes


     /s/ Mark A. Filler          Director                    June 28, 1999
     ----------------------
     Mark A. Filler


     /s/ Terry A. Markus         Director                    June 28, 1999
     ----------------------
     Terry A. Markus


     /s/ Andrew S. Hochberg      Director                    June 28, 1999
     ----------------------
     Andrew S. Hochberg


     /s/ Michael P. Krasny       Director                    June 28, 1999
     ----------------------
     Michael P. Krasny


     /s/ Penny S. Pritzker       Director                    June 28, 1999
     ----------------------
     Penny S. Pritzker


     /s/ Richard L. Wellek       Director                    June 28, 1999
     -----------------------
     Richard L. Wellek



                               EXHIBIT INDEX

Exhibit No.         Description of Exhibit

4.1 Form of certificate representing shares of Common Stock (incorporated by reference to the Company's
                    Registration Statement on Form S-1 (Registration No. 333-74883)).

5                   Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois).

23.1                Consent of PricewaterhouseCoopers LLP.

23.2                Consent of McGladrey & Pullen, LLP.

23.3                Consent of Stefani & Matthews, L.L.P.

23.4                Consent of Clay L. Miller.

23.5                Consent of William M. Stoll.

23.6 Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois) (included in Exhibit 5).

24 Power of Attorney (included on the signature page hereto).

99.1 Form of 1999 Omnibus Stock Incentive Plan (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333- 74883)).

99.2 Prism Equity Value Plan, effective as of August 31, 1998, by Prism Mortgage Company and by personnel of Pacific Guarantee Mortgage Corporation (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-74883)).

99.3 Prism Financial Corporation Amended and Restated 1999 Employee Stock Purchase Plan.